EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400

NEWS RELEASE

Investor Contacts:	**Analyst Inquiries:**	**Media Contact:**
Cleco Corporation:	Kristine Walczak	Susan Broussard
Ryan Gunter	(312) 780-7205	(318)484-7773
(318) 484-7724		
Shareholder Services:		
Rodney Hamilton		
(318) 484-7593		

For Immediate Release

Nolen steps down as Cleco Corp. CFO, Davis named interim

PINEVILLE, La., May 9, 2008 – Cleco Corp. (NYSE: CNL) announced today that Kathleen Nolen, senior vice president and chief financial officer (CFO), is leaving the company effective May 31. Russell Davis, vice president and chief accounting officer, will serve as interim CFO.

Nolen will join the staff of The Rapides Foundation, a $230 million endowed charitable foundation devoted to improving the health status of central Louisiana.

"We appreciate Kathleen's service during her tenure as CFO," said President and CEO Mike Madison. "She led the effort to finance Rodemacher 3, the largest generating project in our company's history. She has done an excellent job developing financial strategies to increase shareholder value, and I personally will miss her. We wish her well in her new endeavor."

Davis, a certified public accountant, has been with Cleco since 2000. Prior to that time, he was controller for a number of companies in Central and South West Corporation. He is an active board member for the American Red Cross - Central Louisiana Chapter and the regional advisory board of the Council for a Better Louisiana. Davis holds an accounting degree from McMurry University in Abilene, Texas.

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves about 273,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of nameplate generating capacity. For more information about Cleco, visit www.cleco.com.

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